MEMORANDUM

TO:	Bank of America Stockholders
FROM:	Trillium Asset Management, LLC (Contact: Shelley Alpern, Vice President)
DATE:	April 30, 2012

Proposal No. 8 on Bank of America’s 2012 Proxy Statement:
Argument for a “Yes Vote”

RESOLVED:

The shareholders request that the board of directors adopt a policy prohibiting the use of corporate funds for any political election or campaign.

SUPPORTING STATEMENT:

We believe this policy should include any direct or indirect contribution that is intended to influence the outcome of an election or referendum. It should also prohibit the use of trade associations or nonprofit corporations from channeling our company’s contributions or membership dues to influence the outcome of any election or referendum.

Trillium Asset Management, LLC, an investment firm specializing in sustainable and responsible investing for high net worth individual and institutional clients, has submitted this proposal for the consideration of fellow shareholders. We urge you to cast a “Yes” vote in favor for the reasons outlined below.

Our proposal seeks the ensure that Bank of America protect itself from the reputation damage that may come from spending corporate general treasury funds to influence electoral politics. Bank of America needs to focus on restoring the integrity of its products and its service to customers and clients; only from achieving that commitment will its reputation, brand and market leadership be restored. Being perceived as corporation that depends upon political goodwill for its survival only compounds the enormity of the Bank’s current challenges.

Implementing our proposal would send a bold message to customers, regulators, shareholders, employees and other stakeholders that Bank of America understands the tasks ahead has set its priorities properly.

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New Campaign Finance Rules Require Responsible Governance

In the two election cycles following the US Supreme Court’s landmark Citizens United decision1, an unprecedented amount of money has flowed into national and state-level political campaigns. Spending by outside groups between the 2006 and 2010 mid-term elections rose from about $50 million to $275 million.2 Total independent expenditures rose from nearly $69 million to approximately $305 million in those cycles.3 The number of registered Super PACs alone rose from a mere 17 in August 2010 to 264 by December 2011.4

These developments are deeply unpopular among the U.S. public. In February 2010, an ABC News/Washington Post poll found that 80% opposed Citizens United, noting, “the bipartisan nature of these views is striking in these largely partisan times.” In a June 2010 Harris poll, 85% of voters said that corporations “have too much influence over the political system today.” 5

In this presidential primary season, there has been an explosion of media coverage devoted to the rise of SuperPacs, 501-c4s and other vehicles for unlimited and often secret spending that have emerged from the loopholes affirmed by Citizens United.  Many focus on the threat to democracy that the rise of money in politics poses, but we believe investors need to be particularly sensitive to the risks to companies that are perceived as too deeply engaged in the political process:

•
Members of the U.S. Chamber of Commerce are under fire for funding special campaigns that are political to the point of partisanship. In January 2011, 44 investors and investment organizations representing approximately $43 billion in assets wrote to 35 major companies serving on the Chamber’s Board urging company managements to evaluate their role and to assess the risks and benefits of Board membership. (Trillium Asset Management was a signatory to this letter.) The investors pointed to the significant risks posed by misalignment between company and Chamber policy objectives as well as the Chamber’s aggressively partisan role in electoral politics. The Chamber has been criticized by many in recent years for its obstructive positions on climate change legislation, the healthcare and financial reform bills enacted in 2010, and for its partisan political spending, reported to be $75 million in the 2010 elections.

1 Delivered in January 2010, Citizens United held that corporations and unions may spend unlimited funds from their general treasuries on independent political expenditures.
2 Craig Holman, Public Citizen’s Congress Watch, September 2011 webinar.
3 Meredith McGehee, Campaign Legal Center, September 2011 webinar.
4 See Super PACs and the Corporations Who Love Them, by the Coalition for Accountability in Political Spending, January 2012, at http://politicalspending.org/docs/CAPS-SuperPAC-report.pdf.
5 In a survey conducted even well before Citizens United, 73% of shareholders said they believe that corporate political spending is often undertaken to advance the private political interests of corporate executives rather than the interest of the company and its shareholders. (2006 survey by Mason-Dixon Polling and Research entitled “Corporate Political Spending: A Survey of American Shareholders,” available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/918.)

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•	Bank of America has not disclosed whether it belongs to the Chamber, which has spent $3 million advertising against the financial regulatory reform legislation pending in Congress.6

•
A number of high-profile corporations were targeted by national campaigns and have abruptly severed their support for the American Legislative Exchange Council when its support of highly controversial public policies (e.g., Florida’s “Stand Your Ground” laws) was exposed, along with the full extent of that organization’s partisanship.7

•	Activists launched boycotts of Valero and Tesoro, two Texas-based oil companies that contributed millions to a campaign to repeal California legislation restricting greenhouse gas emissions.

•
A handful of Minnesota companies such as Target are still feeling the reverberations of controversial contributions made to a third-party vehicle that supported a highly controversial gubernatorial candidate in 2010. Target endured in-store protests, a boycott, and widespread media coverage condemning its $100,000 donation to MN Forward.

Interestingly, recent academic work has highlighted the risks of corporate political spending to shareholder value and the broader economy. A 2009 paper from the International Monetary Fund found that lobbying by financial institutions may have contributed to the 2008-9 financial crisis by allowing some financial firms to engage in riskier lending behavior.8 A recent study of 12,000 firms by Professors Aggarwal, Meschke, and Wang of the University of Minnesota revealed that corporate political spending correlates with lower shareholder value and poor corporate governance.9 The academic debate will surely continue, but we believe it is important for investors to be aware that the there is enough evidence to question seriously the conventional wisdom that corporate political spending makes sense for companies and investors.

Getting Bank of America Back on Track

Bank of America’s stock price and reputation are both at historical low points. Assets have been steadily shrinking.

A January 2012 article in the New York Times (“At Bank of America, the Image Officer Has a Lot to Fix”) explored the tremendous work ahead of the Bank, which it called “one of the most demonized corporation in America,”  to restore the trust and confidence of customers and investors:

6 http://bit.ly/bLd8n3.
7 At this date, organizations to date include Coca-Cola, Kraft, Pepsi, McDonalds, Wendys, Reed Elsevier, Mars, Blue Cross Blue Shield, Yum! Brands, and the Bill and Melinda Gates Foundation. See also, “ALEC: What It Does and Why Three Corporations Cut Ties,” Time magazine, April 9, 2012.
8 Deniz Igan, Prachi Mishra, and Thierry Tressel, “A Fistful of Dollars:  Lobbying and the Financial Crisis,” Research Department, IMF, October 14, 2009.
9 Aggarwal, Rajesh K., Meschke, Felix and Wang, Tracy Yue, Corporate Political Contributions: Investment or Agency? (June 25, 2009). EFA 2008 Athens Meetings Paper. Available at SSRN: http://ssrn.com/abstract=972670.

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[S]ince the 2008-9 financial crisis, no big bank has lost more of its luster.

Today, Bank of America is often held up as a symbol of all that’s wrong with banking, from stick-it-to-’em fees to dubious home foreclosures. Investors have given it a black eye, too. Last year, its share price plummeted 55 percent, making it the biggest loser among the Dow industrials. The bank remains under unusually close scrutiny by regulators….

By almost any measure, Bank of America has fallen hard. In 2008, before the crisis hit and taxpayers bailed it out, its brand was considered top-notch. It ranked 14th worldwide among all corporations, according to Millward Brown
BrandZ, a brand database. Today, Bank of America is 92nd, well behind rivals like Citigroup, JPMorgan Chase and Wells Fargo. No wonder Bank of America has become a punch line for Jay Leno.

Bank of America is embedded in the courts with lawsuits related to mortgage investments that went bad, misleading investors regarding the Merrill Lynch acquisition, predatory and racially discriminatory lending practices, and other matters. The receipt of billions of dollars in TARP assistance during the financial crisis continues to be resented, viewed not just a necessary rescue for a too-big-to-fail institution whose collapse would have deepened our economic crisis, but as a payoff for years of political contributions. More recently, the Bank is still hurting from an ill-conceived attempt to impose a $5 monthly fee on customers who use debit cards for purchases, which had to be quickly retracted when customers rebelled.

The backlash is intense, and becoming more so.

An organized movement is gaining momentum in its efforts to encourage consumers and institutions to transfer their assets away from large banks. The web site for “Move Your Money” claims that Bank of America lost 400,000 accounts in 2010 due to customer weariness with “ever-increasing fees, a lack of personalized service and an overall distaste with the largest bank's abusive practices.”10

Move Your Money also notes the request of the Southern Essex (Massachusetts) County Registry of Deeds of the State Treasurer to move the county's $50 million operating budget out of Bank of America and into local community banks, to protest its involvement in a recent scandal that “defrauded local government of millions in mortgage transfer fees.”

In October 2010, the City of San Jose, California moved nearly $1 billion from Bank of America following the passage of an ordinance designating the Bank’s loan modification performance as a criterion for the City’s business.11

10 http://www.moveyourmoneyproject.org/success-stories.

11 http://www.piconetwork.org/news-media/news/2010/0152.

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The Bank has also been subject to numerous protests, both at its offices and online. Last October following the $5 service charge misstep, its web site experienced repeated difficulties; “hacktivists” claimed credit although the Bank blamed technical errors.

In Conclusion

Bank of America needs to focus itself 100% on restoring the integrity of its products and its service to customers and clients; only from achieving that commitment will its reputation, brand and market leadership be restored. Being perceived as corporation that depends upon political goodwill for its survival only compounds the enormity of the Bank’s current challenges.

Implementing our proposal would send a bold message to customers, regulators, shareholders, employees and other stakeholders that Bank of America understands the tasks ahead has set its priorities properly.

Frequently Asked Questions

Bank of America says it already has restrictions in place regarding political spending. So why is this proposal needed?

Bank of America says in your 2012 proxy statement that it does not make corporate contributions to candidates for public office or “as a practice,” engage in grassroots lobbying communications.”

This policy only covers a fraction of the ways that Bank of American can and does engage in influencing electoral politics. It does not address the type of spending our proposal seeks to curb, that is, indirect spending from the corporate treasury that can be contributed to 527’s, 501-c4’s or trade associations with limited or no disclosure, depending on the vehicle.

Consider the Bank’s substantial contributions to organizations structured under Section 527 of the Internal Revenue Code.  In 2010 it contributed – from general treasury funds -- $405,000 to the following 527s: the Democratic Attorneys General Association, the Democratic Governors Association, the Democratic Legislative Campaign Committee, the Republican Governors Association, the Republican Legislative Campaign Committee, and the Republican Attorneys General Association. The Bank also permits trade associations to use its payments to be used toward political ends.

Bank of America also does not appear to prohibit spending on ballot initiatives, or disclose any contributions to them.12

12 Corporate Governance of Political Expenditures:2011 Benchmark Report on S&P 500 Companies, November 2011, published by the Sustainable Investments Institute and the IRRC Institute (www.irrcinstitute.org/pdf/Political_Spending_Report_Nov_10_2011.pdf).

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Does Bank of America have sufficient transparency guidelines for political spending?

As described above, there are significant gaps in transparency as to the extent of the Bank’s political giving. The full extent of the Bank’s political contributions made through 527s, 501c-4s, trade associations and ballot referenda are undisclosed and unknown.

Due to these gaps, Bank of America placed a disappointing 71st in the S&P 100 in a recent ranking exercise published by the Zicklin Center for Business Ethics Research at the Wharton School (University of Pennsylvania) and the Center for Political Accountability, a Washington group that promotes greater transparency and oversight of corporate political spending.13

Will this affect Bank of America’s ability to fully participate in the political process?

Our proposal does not address lobbying expenditures or PAC spending, the most common ways that corporations participate in the political process.

We regard lobbying an appropriate means of influencing public policy when undertaken in the best interests of the shareholders, customers and company. It is a preferable alternative to diverting treasury funds to political ends. For high-profile corporations, public policy positions must be also undertaken with transparency and sensitivity to public opinion.

This proposal would not constrain lobbying expenditures, PAC expenditures, or the ability of employees to participate in the political process in a personal capacity. Because of these limitations, and because of the Bank’s size and importance to the U.S. economy, the argument that implementing this proposal would impair the Bank’s ability to make its policy preferences known simply doesn’t hold up.

Bank of America spends generously on lobbying and state PACs. According to the National Institute on Money in State Politics, Bank of America and its subsidiaries have contributed over $8 million to political activities since 2003, the overwhelming majority of that through its PACs. Fifty percent of that figure went to candidates and ballot measures in three key states, California, Texas and North Carolina.14 As for lobbying, the Bank spent $15.7 million from 2008 through 2012 (year to date). 15

13 The CPA-Zicklin Index of Corporate Political Disclosure and Accountability, October 2011 (www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/i/5800).
14 http://www.followthemoney.org/database/topcontributor.phtml?u=298&y=0 .
15 www.OpenSecrets.org.

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Have any other companies implemented your proposal?

According to a 2011 study of S&P 500 companies, 64 companies (up from 40 in 2010), had some type of explicit prohibition in place regarding political spending from treasury funds.16

IMPORTANT NOTICE: The cost of this communication is being borne entirely by Trillium Asset Management, LLC. Trillium is NOT asking for your proxy card and is not providing investment advice. We will not accept proxy cards, and any proxy cards received will be returned.

16 See footnote 12.

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